07001056

ES
GE COMMISSION
20549

FEB 26 2007
210
SECTION
WASH, D.C.

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr. NE
(No. and Street)

Cedar Rapids	IA	52402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Bennett — (800) 278-6257
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP
(Name - *if individual, state last, first, middle name)*

Town Centre, Suite 300	Cedar Rapids	IA	52401
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
JODI COX
Iowa Notarial Seal
Commission Number: 710249
My Commission Expires
05-24-07

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2006

Assets				
Cash and Cash Equivalents			$	290,918
Receivables				
Due from clearing broker	$	309,724		
Due from registered representatives		32,154		
Commissions and fees		33,829		375,707
Office Furniture and Equipment		159,341		
Less accumulated depreciation		140,680		18,661
Deposit with Clearing Broker (Note 2)				75,000
Other Assets				52,261
			$	812,547
Liabilities and Stockholders' Equity				
Liabilities				
Payables:				
Commissions	$	241,402		
Accounts payable, trade (Note 6)		12,939		
Accrued expenses and other liabilities		40,472	$	294,813
Subordinated note payable (Notes 3 and 4)				125,000
Stockholders' Equity (Note 3)				
Capital stock, Class A, common, .0001 par value; authorized 1,000,000 shares; issued 247,195 shares		123,598		
Capital stock, Class B, common, nonvoting, .0001 par value; authorized 1,000,000 shares; issued 247,195 shares		123,597		
Retained earnings		145,539		392,734
			$	812,547

See Notes to Financial Statements.

END